Sales of POSCO Specialty Steel Share

On December 4, POSCO has signed a share sale and purchase agreement to sell its 52.3% stakes in POSCO Specialty Steel (18,810,000 shares) to SeAH Besteel Corp. for approximately
567.2 billion KRW (subject to adjustment). The consummation of the transaction is subject to the approval of each party’s Board of Directors and approval of the Korea Fair Trade Commission.